SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No.1)
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                 Autobytel, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    05275N106
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                                 (CUSIP Number)

                                    Greg Wood
               Executive Vice President & Chief Financial Officer
                              Liberate Technologies
                         310 University Ave., Suite 201
                           Palo Alto, California 94301
                                 (650) 330-8960

                                 With a copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                        525 University Avenue, Suite 1100
                           Palo Alto, California 94301
                                 (650) 470-4500
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 14, 2006
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 05275N106                        13D                Page 2 of 5 Pages
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1          NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)

                Liberate Technologies
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                        (b) [ ]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS

                 WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              3,802,519
        OWNED BY         -------------------------------------------------------
          EACH            8     SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH            ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                3,802,519
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,802,519
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.96%(1)
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14         TYPE OF REPORTING PERSON

           CO
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(1) Based on 42,449,764 shares of Common Stock (as defined in Item 1 below)
stated to be outstanding as of August 1, 2006 by the Issuer (as defined in Item 1 below) in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission.

         This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by Liberate Technologies ("Liberate") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on July 10, 2006 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Autobytel, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to add the following:

         The aggregate purchase price of the 83,331 shares of Common Stock purchased by Liberate between July 10, 2006 and August 3, 2006 (inclusive) was $260,654. The source of funding for the purchase was Liberate's general working capital.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         A representative of Liberate has had discussions with James E. Reisenbach, the President and Chief Executive Officer of the Issuer, and has proposed that the Issuer appoint Greg Wood, Director and Executive Vice President and Chief Financial Officer of Liberate, and Phil Vachon, Director and President of Liberate, to the board of directors of the Issuer. Liberate may communicate with other shareholders of the Issuer and with directors, officers and affiliates of the Issuer concerning the business, management and strategic direction of the Issuer and the possibility of including representatives of Liberate on the Issuer's board of directors.

Item 5. Interest in Securities of the Issuer.

         Items 5(a) - (b) are hereby amended and restated in their entirety as follows:

         (a) Liberate beneficially owns (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 3,802,519 shares of Common Stock, representing 8.96% of the outstanding shares of Common Stock (based on 42,449,764 shares of Common Stock stated to be outstanding as of August 1, 2006 by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission).

         (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Liberate has sole power to vote or to direct the voting of, and sole power to dispose or to direct the disposition of, 3,802,519 shares of Common Stock. Except as set forth in the Schedule 13D as amended by this Amendment, to the knowledge of Liberate, no person named in Item 2 beneficially owns any shares of Common Stock.

         Item 5(c) is hereby amended by adding the information contained in Schedule A hereto to Schedule II to Schedule 13D.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: August 15, 2006


                               LIBERATE TECHNOLOGIES


                               By: /s/ Greg Wood
                                   ---------------------------------------------
                               Name:  Greg Wood
                               Title: Executive Vice President & Chief Financial
                                      Officer

                                   SCHEDULE A


                          Number of Shares of Common
 Trade Date                     Stock Purchased               Price per Share
-------------             --------------------------       ---------------------
7/10/2006                            30,600                          3.10
7/10/2006                               100                          3.07
7/25//2006                              300                          3.15
7/26/2006                             1,831                          3.15
7/27/2006                             6,500                          3.15
8/1/2006                              4,500                          3.15
8/2/2006                              7,160                          3.13
8/2/2006                                340                          3.11
8/2/2006                                360                          3.14
8/2/2006                             24,640                          3.15
8/3/2006                              7,000                          3.13